
December 30, 2021

Michael Hermansson
Chief Executive Officer
byNordic Acquisition Corp
c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malmö, Sweden

> **Re: byNordic Acquisition Corp**
> **Amendment No. 3 to Form S-1**
> **Filed December 3, 2021**
> **File No. 333-248488**

Dear Mr. Hermansson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2021 letter.

Amendment No. 3 to Form S-1 filed December 3, 2021

Cover Page

1.   We note your disclosure that 97.6% of the units maybe sold to institutional investors. Please disclose on the cover page, and throughout the prospectus, the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Please revise the summary to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity. Additionally, please clarify all impacts of these sales on public investors and please tell us whether the limited number of public investors would impact the company's listing eligibility.

Risk Factors
Our warrant agreement will designate the courts ..., page 63

2.   We note that your disclosure in this risk factor and the disclosure in your warrant agreement are not consistent as it relates to claims brought under the Exchange Act. Please revise your disclosure, as appropriate, to address this discrepancy. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Acct or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus and agreement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

     You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Tamar Donikyan